               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                     (Amendment No. 1)<F1>

                Community Investors Bancorp, Inc.
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                          203719 10 9
                         (CUSIP Number)

                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         June 17, 1997
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box / /.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 7 Pages

CUSIP No. 203719 10 9
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                 21,000
Shares         8.  Shared Voting
Beneficially       Power                             31,650*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                             21,000
ing Person     10. Shared Dispositive
with               Power                             31,650*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  52,650*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           5.54%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
*    See Items 5(a) and 5(b) of this Statement.






                       Page 2 of 7 Pages

CUSIP No. 203719 10 9
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                             52,650*<F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                             52,650*<F3>
________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  52,650*<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           5.54%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
* See Items 5(a) and 5(b) of this Statement. For purposes of this Statement Susan B. Davis may be deemed, pursuant to Rules 13d-3(a)(1) and 13d-3(a)(2) under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 21,000 shares of the Company's Common Stock, par value $.01 per share, held in the name of her husband, Jerome H. Davis.

                       Page 3 of 7 Pages

          The Statement on Schedule 13D (the "Statement") of Jerome
H. Davis, with respect to the Common Stock, par value $.01 per share (the "Common Stock") of Community Investors Bancorp, Inc., an Ohio corporation ("Community") is hereby amended as set forth below.

Item 4.   PURPOSE OF TRANSACTION.

          Item 4 of the Statement is hereby supplemented by the addition of the following:

          "Mr. and Mrs. Davis originally acquired the shares of Common Stock for investment and without any purpose of changing or influencing the control of Community. The disposition of Common Stock, as set forth on Schedule A hereto, reflects investment decisions consistent with that purpose. Mr. and Mrs. Davis may make further dispositions of some or all of the shares of Common Stock owned by them or may acquire additional shares of Common Stock, from time to time, depending upon price, market conditions, and evaluation of alternative investments.

          Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D."

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          A. Paragraphs (a) and (b) of Item 5 of the Statement are amended and restated in their entirety to read as follows:

          "(a) The aggregate number of shares of Common Stock beneficially owned by Mr. and Mrs. Davis for the purposes of this Statement is 52,650 shares representing 5.54 percent of the outstanding shares of Common Stock, based on 949,719 shares of Common Stock disclosed by Community as outstanding on June 18, 1997. Of such shares, 21,000 (2.21%) are held in the name of Mr. Davis and 31,650 (3.33%) are held in the name of Mr. and Mrs. Davis.

          (b) (i) Subject to the matters referred to in paragraph (a) hereof, Mr. Davis has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 21,000 shares of Common Stock owned by him, and shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 31,650 shares of Common
Stock jointly owned by him and Mrs. Davis.






                        Page 4 of 7 Pages

               (ii) Subject to the matters referred to in paragraphs (a) and (b)(i) hereof, Mrs. Davis has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 31,650 shares of Common Stock jointly owned by her and Mr. Davis, and may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 21,000 shares of Common Stock owned by Mr. Davis."

          B. Paragraph (c) of Item 5 of the Statement is hereby supplemented by the addition of the following:

          "Mr. Davis directed the sale of an aggregate of 10,000 shares of Common Stock beneficially owned by Mr. and Mrs. Davis, and received, aggregate consideration of $189,750. Subsequent to such sales, Mr. Davis received 7,000 shares of Common Stock and Mr. and Mrs. Davis received 10,550 shares of Common Stock as a 50% stock dividend from Community pursuant to a three for two stock split on June 17, 1997. A description of all transactions in the shares of Common Stock which have been effected by Mr. and Mrs. Davis (or to which they were a party) since the date of the original Statement of May 12, 1997 is set forth in Schedule A attached hereto and is incorporated herein by reference."





























                       Page 5 of 7 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    6/20/97        Jerome H. Davis
                     Date           (Signature)

                    6/20/97        Susan B. Davis
                     Date           (Signature)








































                       Page 6 of 7 Pages

                        Schedule A
          Information with Respect to Transactions in the
        Common Stock of Community Investors Bancorp, Inc.
                by Jerome H. Davis and Susan B. Davis
Date of         No. of Shrs    Price Per Shr    Where    How
Transa-         Purchased      (excl. commis-   Trans-   Trans-
tion            (Sold)         sions)           acted    acted

Jerome H. and
Susan B. Davis:

1. 5/27/97      (3,000)        $19.50           OTC      *<F4>

2. 4/22/97      (7,000)         18.75           OTC      *<F4>

3. 6/17/97      10,550**<F5>    N/A             N/A      N/A

Jerome H. Davis:

4. 6/17/97       7,000**<F5>    N/A             N/A      N/A













__________________________________

<F4>
* Transaction effected in the over-the-counter market ("OTC") through a standard brokerage account maintained by Mr. and/or Mrs. Davis.

<F5>
** Shares of Common Stock received from Community pursuant to a three for two stock split.

                        Page 7 of 7 Pages